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18005910

SEC
Mail Processing
Section
FEB 28 2018
Washington DC
408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

SEC
Mail Processing
Section
FEB 28 2018
Washington DC
408

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DONEGAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WALNUT STREET - SUITE #12
(No. and Street)

WELLESLEY HILLS (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILBERT MOREIRA (781) 431-1003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIEGRIST, CREE, ALESSANDRI & STRAUSS, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 WALNUT STREET - #313 (Address) WELLESLEY HILLS (City) MA (State) 02481 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, GILBERT MOREIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DONEGAL SECURITIES, INC., as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gilbert A. Moreira
Signature

CCO
Title

Elaine H. McCarthy
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELAINE H. McCARTHY
MY COMMISSION EXPIRES MAY 4, 2018
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Donegal Securities, Inc.
Financial Statements and Supplemental Schedules
December 31, 2017

Donegal Securities, Inc.
Financial Statements and Supplemental Schedules
December 31, 2017

Index

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Donegal Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Donegal Securities, Inc. as of December 31, 2017, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedule that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of Donegal Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Donegal Securities, Inc.'s management. Our responsibility is to express an opinion on Donegal Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Donegal Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Donegal Securities, Inc.'s financial statements. The supplemental information is the responsibility of Donegal Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Donegal Securities, Inc.'s auditor since December 31, 2016.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 19, 2018

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Donegal Securities, Inc.
Statement of Financial Condition
December 31, 2017

Assets		
Current assets		
Cash	$	217,630
Commissions receivable, net of $0 allowance		68,000
Prepaid expenses		18,035
Total current assets		303,665
Total assets	$	303,665
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$	80,456
Accrued expenses		9,800
Total current liabilities		90,256
Stockholder's equity		
Common stock, no par value, 200,000 shares authorized, 10,000 shares issued and outstanding		1,000
Additional paid in capital		10,000
Retained earnings		202,409
Total stockholder's equity		213,409
Total liabilities and stockholder's equity	$	303,665

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Donegal Securities, Inc.
Statement of Operations
Year Ended December 31, 2017

Revenues:	
Commission income	$ 1,613,488
Interest income	495
Total revenue	1,613,983
Operating Expenses:	
Registered representative commissions	1,234,341
Reimbursed expenses (Schedule A)	302,772
Rent	36,279
Professional fees	33,071
Insurance/Bonding expense	9,311
Other general expense	8,495
Regulatory expense	11,113
Dues & licensing	1,345
Bank charges	645
Total operating expenses	1,637,372
Net loss for year	$ (23,389)

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Donegal Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2016	$ 1,000	$ 10,000	$ 225,798	$ 236,798
Income for year ended December 31, 2016	-	-	(23,389)	(23,389)
Balance, December 31, 2016	$ 1,000	$ 10,000	$ 202,409	$ 213,409

The Report of the Independent Registered Public Accounting Firm
and notes are an integral part of these financial statements.

Donegal Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:	
Net loss for year	$ (23,389)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commissions receivable	(1,953)
Prepaid expenses	(3,159)
Accounts payable	-
Accrued expenses	(1,789)
Net cash used by operating activities	(30,290)
Net decrease in cash	(30,290)
Cash, beginning of the year	247,920
Cash, end of the year	$ 217,630
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Donegal Securities, Inc.

Schedule A - Schedule of Reimbursed Expenses

Year Ended December 31 2017

Salaries and employment costs	$ 254,400
Professional and consulting fees	26,172
Travel and entertainment	9,156
Telephone	7,200
Technical services	3,780
Postage	2,064
	$ 302,772

The Report of the Independent Registered Accounting Firm and notes are an integral part of these financial statements.

Donegal Securities, Inc.
Notes to Financial Statements
December 31, 2017

Note 1 – Nature of Business

Donegal Securities, Inc., (The Company) a Massachusetts Corporation incorporated on June 4, 2003. The Company is a service organization primarily engaged in providing advice and other services with respect to employee retirement benefit plans. The Company does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (GAAP) on the accrual basis of accounting.

Revenue Recognition

The Company enters into contracts with customers calling for periodic management fees to be paid during the term of the arrangement based on a fixed percentage of assets under management. Accordingly, the Company recognizes commission revenue in the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectability is reasonably assured.

Commissions Receivable

Commissions receivable represent amounts due from customers based on a fixed percentage of assets under management. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2017 there was no allowance for uncollectible receivables.

Income Taxes

The Company has elected to be taxed as an S Corporation. As a result, the stockholder is responsible for any taxes on the Company income. No provision of liability for federal and Massachusetts income taxes have been included in the accompanying financial statements.

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued)

In addition, tax returns for years ended December 31, 2013 and prior are no longer available for review by the taxing authorities.

Management Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates in determining reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains cash accounts with a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. During the course of the year balances may have exceeded this amount. At December 31, 2017, the Company did not have any funds in excess of the insured limit.

Subsequent Events

Management has evaluated subsequent events through February 19, 2018, the date on which the financial statements were available to be issued.

Note 3 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital equal to the greater of 6.67% of its aggregate indebtedness or $5,000 and requires that the Company's aggregated indebtedness to net capital ratio , as defined, shall not exceed 15 to 1.

As of December 31, 2017 the Company's net capital was $195,374, which was $189,354 in excess of its required minimum net capital of $6,020. At December 31, 2017, the ratio of aggregate indebtedness to net capital was .4620 to 1

Note 4 – Related Party Transactions

For the year ended December 31, 2017, all of the commission fee income earned by the Company was generated through fees charged to clients for assets under management. In addition, commissions receivable of $68,000 at December 31, 2017 is due from these clients. The clients are also clients of Kraematon Group, Inc. ("Kraematon"), a related company through common ownership. Kraematon provides various consulting services to these clients and their employees.

The Company has a contract with its sole shareholder, a registered sales representation which calls for commission payments to be paid in accordance with the agreement. During the year ended December 31, 2017, commissions amounting to $1,233,124 were paid under this agreement. The Company had commissions' payable due to this shareholder of $80,000 as of December 31, 2017.

On March 1, 2013, the Company entered into a management services agreement (the "Agreement") with Kraemation. In accordance with the terms of the Agreement, Kraematon shall provide certain administrative services, including facility charges. For the year ended December 31, 2017 the Company incurred a total of $302,772 of expenses related to this Agreement.

Donegal Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2017

Net Capital:		
Stockholder's equity qualified for net capital	$	213,409
Deduction for non-allowable assets		18,035
Net capital before haircuts		195,374
Less: haircuts		-
Net capital		195,374
Minimum capital requirement		6,020
Excess net capital	$	189,354
Aggregate indebtness:		
Liabilities	$	90,256
Ratio of aggregate indebtness to net capital		46.20%

No material differences exist between audited computation of net capital and unaudited computation of net capital.

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financail statements.

SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: Board of Directors of
Donegal Securities, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Donegal Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Donegal Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) (the "exemption provisions") and (2) Donegal Securities, Inc. stated that Donegal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Donegal Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Donegal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
February 19, 2018

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIEGRIST | CREE | ALESSANDRI | STRAUSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Donegal Securities, Inc.
Wellesley Hills, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the following procedures enumerated below which were agreed to by Donegal Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Donegal Securities, Inc. (the Company) for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Donegal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, if any, with respective cash disbursement records entries, as applicable, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siegrist, Cree, Alessandri & Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 19, 2018

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com